KNOREX®

KNRX LISTED NYSE AMERICAN

INVESTOR PRESENTATION

December 2025

This presentation ("Presentation") is for informational purposes only and shall not be reproduced or distributed in whole or in part without the express written consent of KNOREX Ltd.

No Reliance

No representations or warranties, express or implied, are given in, or in respect of, this Presentation. To the fullest extent permitted by law, under no circumstances will KNOREX, or any of its affiliates be responsible or liable for a direct, indirect, or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of KNOREX. Viewers of this Presentation should each make their own evaluation of KNOREX and of the relevance and adequacy of the information and should make such other investigations as they deem necessary.

Forward-Looking Statements

This Presentation contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and other federal securities laws including statements regarding the future performance of and market opportunities for Knorex. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Presentation, including but not limited to: changes in the competitive industry in which KNOREX operates, variations in operating performance across competitors, changes in laws and regulations affecting KNOREX's business and changes in KNOREX's ability to implement business plans, forecasts, and ability to identify and realize additional opportunities, and the risk of downturns in the market and the technology industry. Viewers of this Presentation should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of KNOREX's IPO prospectus and most recent reports on Form 6-K. Copies of these and other documents filed by AvePoint from time to time are available on the SEC's website, www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Viewers of this Presentation are cautioned not to put undue reliance on forward-looking statements, and Knorex does not assume any obligation and does not intend to update or revise these forward-looking statements after the date of this release, whether as a result of new information, future events, or otherwise, except as required by law. KNOREX does not give any assurance that it will achieve its expectations.

Use of Data

The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. AvePoint assumes no obligation to update the information in this presentation.

Use of Non-GAAP Financial Metrics and Other Key Financial Metrics

This Presentation includes certain non-GAAP financial measures (including on a forward-looking basis) such as gross margin and Adjusted EBITDA. KNOREX defines gross margin as GAAP gross profit divided by GAAP revenues. KNOREX defines Adjusted EBITDA as Net Loss, plus GAAP provision for income taxes, interest expense, net, amortization of discount on debt instrument, amortization of capital software development costs, (less) foreign exchange gain/loss, and other income, net. These non-GAAP measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Reconciliations of non-GAAP measures to their most directly comparable GAAP counterparts are included in the Appendix to this Presentation.

KNOREX believes that these non-GAAP measures of financial results provide useful supplemental information to investors about KNOREX. KNOREX's management uses non-GAAP measures to evaluate KNOREX's financial and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore KNOREX's non-GAAP measures may not be directly comparable to similarly titled measures of other companies.

No Solicitation, Offer, Recommendation, or Advice

This Presentation shall not constitute nor be construed as an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful.

Further Information

Investors and security holders of KNOREX are urged to read KNOREX's recent disclosure statements and other relevant documents that have been or will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about KNOREX. Investors and security holders will be able to obtain free copies of such documents containing important information about Knorex through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by KNOREX can be obtained free of charge by directing a written request to KNOREX's Investor Relations at 21 Merchant Road, #04-01 Singapore 058267 or by emailing KNRX@crescendo-ir.com.

POWERING THE FUTURE OF DIGITAL ADVERTISING THROUGH AI

Harnessing Artificial Intelligence to Simplify and Automate Digital Marketing

KNOREX is an AI-powered marketing technology company revolutionizing how marketers execute, optimize, and scale digital advertising.

Our flagship platform, KNOREX XPO, is a seamlessly integrated advertising management and execution system that unifies every major digital channel — from social and search to connected TV and digital out-of-home — under one intelligent, self-optimizing platform.

The result is faster, smarter, and more efficient marketing, freeing teams from executional work to focus on strategy and growth.


United States
Singapore
India
Malaysia
Vietnam

INVESTMENT HIGHLIGHTS

>687B [1]

Immense market opportunity

7,997+ advertiser accounts & growing

~42% [2]

Gross margin

Strong leadership team

Industry awards and recognitions

1 patent granted

(1) Projected Global Digital Ad Market By 2026 - Dentsu, Dec 2024
(2) Our gross profit margin for the twelve months ended Dec 31, 2024, refer to last slide

THE COMPLEXITY CRISIS IN DIGITAL MARKETING

Reaching the right audience spans a range of platforms, tools, and data sources – leading to complexities, wasted budgets, lost efficiency, and missed opportunities

Fragmentation & Complexities

Too Many Channels, All Siloed

Marketers must manage multiple platforms- social, search, CTV, display, and more – each with its own interface, metrics, and rules

47% marketers cite stack complexity, system & data integration challenges … not only creates operational inefficiencies, but undermines the ability to orchestrate seamless, cross-channel customer journeys (1)

Manual Workload

Human Driven, Not Tech-Driven

Campaign setup, optimization, and monitoring are largely manual – repetitive, time-consuming tasks that do not scale

Marketing professionals spend roughly 58% of their time on coordination and repetitive tasks vs strategic optimization. (2)

Data Silos

Insights Lost in Silos

Campaign data lives in each isolated system with no unified interface for optimized, timely decisioning

Up to 68% of enterprise data goes unused due to fragmentation and lack of integration. (3)

(1) McKinsey & Company, Oct 2025 "Rewiring Martech: From cost center to growth engine"
(2) Asana, 2023, "Anatomy of Work Global Index"
(3) IDC/Seagate, 2023, "Rethink Data" Report, 2023

OUR SOLUTION – KNOREX XPO

One AI powered platform to advertise across the Open Internet and Native Platforms

Cross-Channel Advertising

Obliterate the silos of ads channels, as formats, and devices to reach the intended audience with powerful targeting capabilities.

Unified Reporting

Track interactions with one pixel across multiple platforms to enable instant access to siloed data into one unified reporting. No more manual consolidation

Full Funnel Coverage

One platform to advertise across the entire digital marketing funnel using a combination of the right channels

Generative AI for Dynamic Ads

Personalize ad messages at scale based on KPI, geo, and audience

AI Powered Automation & Optimization

Smart proprietary algorithms to help automate and optimize in-channel and cross-channel 24/7

White Label & APIs

APIs

Enterprise-grade APIs for integration into existing workflow and system to minimize disruption. White-label solution to get things started, fast.

THE BRAIN BEHIND KNOREX XPO – KAIROS™

From automation, recommendation on optimal price to bid, to personalization of ads, to predictive analytics, KAIROS helps to augment your capability and productivity.

Real-time Auto-Optimization Across Channels
Hands-free budget optimization based on daily metrics of your performing strategies, and performance goals that clients direct across channels including display, social, and search. Clients set the direction, KAIROS takes the cue and automates the process.

Context Understanding
In the post-cookie-less world, contextual targeting is increasingly crucial. KAIROS strikes a match between keywords and advanced machine learning algorithms to sense the overall context that a prospect is immersed in to deliver relevant and meaningful engagement.

Smart Bid Recommendation
KAIROS recommends the best bidding strategies to the client, helping achieve more clicks, more conversions at the optimal price while driving towards the client's marketing goals.

Predictive Analytics
KAIROS machine learning ingests large amount of data including historical data and behavioral data to guide its campaign strategies and targeting to recommend as well as optimize towards the client's KPIs.

Adaptive KPI Optimization
Automatically optimize budget allocation based on the client's campaign's key performance indicators. KAIROS's smart bidding works in concert towards optimizing ads' click-through rates (CTR), cost-per-click (CPC) and cost-per-action (CPA), and other metrics.

Smart Fixes
No more fumbling to figure out how and where to fix the errors when they arise. KAIROS directly recommends troubleshooting fixes to the errors.

WHY KNOREX WINS

We provide customers a highly differentiated platform with compelling propositions …

- ✓ AI-powered all-encompassing omni-channel programmatic advertising management and execution (AMX) platform, unparalleled in depth and breadth, covering ad channels across the Open Internet and Native Platforms.
- ✓ One pixel for unified cross-channel targeting, tracking and attribution for a consolidated reporting
- ✓ Experience and ready solution to automate and scale customers' business
- ✓ Enterprise grade white-label & APIs solutions to get up and running fast
- ✓ Quality customer experience and service to customers, to retain and grow with customers.

THE KNOREX XPO PLATFORM



Channels / Platforms Engagement
OTT/CTV
Video
Display
Audio
Native
Email
Via OpenRTB
Facebook Ads
Google Ads
Instagram
LinkedIn Ads
Messenger
TikTok Ads
Via API
Automatic Budget Optimization (ABO) + Strategy Optimization
Cross-Channel Optimization
Campaign Management
Campaign Advisor
Audience Recommender
Report Scheduler
Audience & Targeting
Contextual Engine
Dynamic Creative Optimization (DCO)
Location-Based Targeting
Bulk Operations
Creative Suite
Dynamic Ad Builder
Catalog/Feed/ Multi-Formats
AI Generative Ads
Partner/Account Management
White-Label Setup
User Management
Report & Analytic Data Export
Fees & Price Plans Management
Brand Safety & Ad Verification
Anti-Ad Fraud
Anti-Ad Fraud

MARKET OPPORTUNITY

Global digital advertising is expected to exceed **US$687 billion by 2026 as marketers continue to shift their advertising spend from traditional media to online.**

We believe that this secular transition towards digital advertising will continue, driven by several industry trends, including consumers' evolving media consumption habits, continued technological innovation and breakthroughs, and others, providing KNOREX with a significant market opportunity.

US$ 1T

**Projected Global Ad Market By 2026*

US$ 687

**Projected Global Digital Ad Market By 2026*

* Projected Global Digital Ad Market By 2026 – Dentsu, Dec 2024

INDUSTRY RECOGNITION & AWARDS

MARTECH BREAKTHROUGH AWARD 2022
BEST REMARKETING PLATFORM

KNOREX
TOP MARKETING AUTOMATION SOLUTION PROVIDERS 2021
MarTech

Meta Business Partner

Google Partner
PREMIER 2024

Among Top 3% Exclusive Tier

GUARDIAN GIC INDEPENDENT CERTIFICATION
JAS-ANZ
ISO 27001 : 2013 Cert. No.: 777483

tag BRAND SAFETY CERTIFIED

tag CERTIFIED AGAINST FRAUD

edaa certified
powered by abc

DIGITAL ADVERTISING ALLIANCE
Powered By YourAdChoices

iab.

iab. europe
Transparency and Consent Framework

KNOREX

GROWTH STRATEGIES

Knorex is at an early phase of capturing a fast-growing market, and well positioned to grow and capture market share by pursuing the following strategies:

- ✓ Expand the customer base and deepen market penetration into our focused verticals in the North American market
- ✓ Expand and accelerate customer acquisition efforts through strategic partnerships and exploring synergistic acquisitions.
- ✓ Broaden adoption through continuous innovation that enables cross-channel advertising support in a highly differentiated manner compared to existing solutions in the market.
- ✓ Explore new geographic markets and increase global presence with fitting market dynamics and potential.

BUSINESS MODEL

PLATFORM SUBSCRIPTION FEE

PLATFORM SERVICE FEES

(Media %, Data %, Tech%)

MANAGEMENT ACTIVATIONS AND PROFESSIONAL FEES

(Professional services, tiered support, enterprise integration, training, etc.)

FINANCIAL HIGHLIGHTS


2023(1)
2024(1)
12
10
8
6
4
2
0
USD in Millions
8.7
3.2
10.8
4.5
Revenue
Gross Profit

(1) For the years ended December 31, 2023 and 2024

TARGET BUSINESS MODEL

Total Revenue	$25 Million	$50 Million	$100 Million
Gross Margin %	45%	48%	50%
Adjusted EBITDA Margin %	6.8%	11.7%	15.5%
Adjusted EBITDA	$1.7M	$5.9M	$15.5M

*For illustration purposes only – not intended as company guidance

KEY STATISTICS

Exchange:	NYSE American
Ticker:	KNRX
Stock Price (12/11/25):	$1.90
Market Cap (12/11/25):	$57.8 M
Shares Outstanding (9/30/25):	30.4 M

LEADERSHIP TEAM



Khar Heng Choo (Justin) Ph.D.
Chairman, Founder and CEO
- Serial entrepreneur, exited real-time stock charting & trading profitable startup
- 15+ years in digital marketing industry
- Focused on product and business strategy



Ning Sun (Michael)
Head of Capital Markets
- Leads KNOREX capital market strategy
- Helmed senior positions at Jiayin Group (NASDAQ: JFIN), Fang Holdings (NYSE: SFUN)
- 15+ years of diverse experience in commercialization, business development, product development and operations



Truong Vinh Phu Le
Vice President, Operations
- Experienced in business operations, client servicing, R&D
- 15+ years in technical development
- 8+ years in AI/ML
- 14+ years of commercial and research experience



Wilson Chandra
Director and President
- 26 years in market acceleration, sales, strategic alliances & business operation
- Ex-CEO of sales acceleration company
- 25+ years of experience in sales, marketing and business acceleration



Abhishek Kumar
VP Product & Engineering
- Experienced in large-scale enterprise architecting & solutioning
- 16+ years of experience in product design, technical development and architecting of large-scale and real-time systems



Kheng Ee Teng Lennon
Group General Manager
- Serial entrepreneur of 2 exits: mobile, analytics & healthcare
- 15+ years of diverse experience in commercialization, business development, product development and operations

BOARD OF DIRECTORS



Jayant Kadambi
Independent Director, Audit Comm. Chair and Nominating & Corporate Governance Comm. Chair
- Co-founder of Quain Investments LLC. and StarNet
- Co-founder, Ex-Chairman, President & CEO of YuMe, Inc. (NYSE:YUME), Ex-CEO & Board Member of HomeUnion
- Ex-VP of R&D of Netopia, Inc. (NASDAQ)



Gordon Kwok Wai Lam
Independent Director, Compensation Comm. Chair
- Ex-President and Global CRO of Syniti (acquired by CapGemini)
- Held leadership roles at Fortune 500 companies including Microsoft, SAP and NetApp



Qi Chang
Independent Director
- CFO of Sino Venture Capital Pty Ltd
- Ex-CFO of Sino Aus Group Pty. Ltd.



Khar Heng Choo (Justin) Ph.D.
Chairman, Founder and CEO
- Serial entrepreneur, exited real-time stock charting & trading profitable startup
- 15+ years in digital marketing industry



Wilson Chandra
Director and President
- 26 years in market acceleration, sales, strategic alliances & business operation
- Ex-CEO of sales acceleration company
- 25+ years of experience in sales, marketing and business acceleration

INVESTOR RELATIONS TEAM



David K. Waldman
President & CEO



Alexandra Schilt
Vice President

Crescendo Communications LLC
Telephone: 212-671-1020

Email: KNRX@crescendo-ir.com
Website: https://ir.knorex.com

KNRX LISTED NYSE AMERICAN

KNOREX

THANK YOU!

Non-GAAP Financials Reconciliation

	Year Ended December 31, 2024	Year Ended December 31, 2023
Net Loss	(5,883,611)	(7,964,772)
Provision for Income Taxes	58,223	33,239
Interest Expense, net	317,727	135,522
Amortization of Discount on Debt Instrument	28,519	28,376
Amortization of Capital Software Development Costs	744,993	592,458
Foreign Exchange Gain/Loss	53,095	(47,252)
Other income, net	(82,121)	(143,408)
Adjusted EBITDA	(4,763,175)	(7,365,837)
Revenue	10,820,365	8,725,816
Gross Profit	4,522,199	3,229,697
Gross Margin	41.8%	37.0%
Adjusted EBITDA Margin	(44.0%)	(84.4%)

KNOREX